

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2022

Michael Donaghy
President and Chief Executive Officer and Director
Pioneer Green Farms, Inc.
1301 10th Avenue, East, Suite G
Palmetto, FL 34221

>   **Re: Pioneer Green Farms, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed March 24, 2022**
>   **File No. 333-262600**

Dear Mr. Donaghy:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary
Overview, page 4

1. We note your response to our previous comment #6 regarding the hemp license on the Drymon Nursery. Please disclose weather this license can and/or will be used for your hemp cultivation on the Manatee County property. If the license can't be used for the Manatee County property, please disclose weather or not you have applied for a hemp license on that property.

2. We note your response to our previous comment #7 regarding your 2020 harvest. Please clarify and discuss the stages and timeline from seed planting to oil production to

wholesale sales. Please also include details about where you purchase seeds from and if there are any regulatory, competitive, or various risks associated with that area of your business.

3. Please clarify what is produced indoors and what is produced outdoors. For instance, when discussing the Drymon farms you state: "All CBG, Pioneer's premium flower, is grown indoors under strict regulations approved by the State of Florida with all documentation at hand." Further, when discussing the Manatee County land you state: "Any outdoor plants that cannot be extracted for their oil can be bagged and sold as flower."

4. We note your revision of the Overview section in response to our previous comment #3. Please expand your discussion regarding your competition, including a discussion regarding your actual growing practice and how your pricing compares to others in the industry.

5. You state: "The 2020 harvest is being stored until we reach the 1500 pound minimum needed for extraction." Please disclose whether there are any concerns with storing the harvest for two years until they are extracted.

Corporate History, page 5

6. You state:" The primary goal is to grow clones that would provide a more uniform, stable, and consistent crop. Any excess clones can be sold to other growers within the state to help the industry and other farmers." Please explain and/or define what the term 'clones' refers to in this context.

7. You state that "Pioneer has an excellent relationship with the State and the accumulated data can assist the state, through various university research departments, to formulate its best practices guidelines in support of the industry." Please delete this reference to your relationship with the State. As the regulations in this area are constantly evolving, please do not imply that your relationship with the State would have any influence in any of your products.

Description of Business
Existing Products, page 29

8. We note your response to our previous comment # 12 regarding pet products. On page 29, under Existing Products you state: "Products categories include sublingual tinctures, edibles, topicals, sports recovery, ingestible, vapes and flowers, and pet products." Please remove the reference to pet products as those still appear to be regulated by the FDA.

Financial Statements, page F-1

9. Please update your financial statements and related disclosures throughout your filing to comply with Rule 8-08 of Regulation S-X.

Michael Donaghy
Pioneer Green Farms, Inc.
April 1, 2022
Page 3

      You may contact Christine Torney at (202) 551-3652 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Celeste Murphy at (202) 551-3257 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Life Sciences

cc: Elton F. Norman